SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2020

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

18 June 2020
This announcement contains inside information
Prudential plc announces $27.6 billion1 US reinsurance agreement alongside $500 million equity investment by Athene Holding Ltd into its US business

●        $27.6 billion1 of Jackson's in-force fixed and fixed indexed annuity portfolio fully reinsured by Athene, effective from 1 June 2020
●        Athene to make a $500 million anchor equity investment in Prudential's US business
●        Athene to hold a 11.1 per cent economic interest in the enlarged common equity of Prudential's US business
●        Equity investment and reinsurance transactions expected to increase Jackson's RBC cover ratio by approximately 80 percentage points2
●        Equity investment expected to close in July 2020
●        Preparations for a minority IPO of Jackson continue alongside an evaluation of other options

The Board of Prudential plc ("Prudential") has today reached agreement with Athene Holding Ltd ("Athene"), a leading retirement services company, for its subsidiary Athene Life Re Ltd to invest $500 million in Prudential's US business in return for an 11.1 per cent economic interest for which the voting interest is 9.9 per cent. Athene's investment will be deployed in Jackson, strengthening its capital base.

Athene Life Re Ltd has also fully reinsured a $27.6 billion1 in-force portfolio of Jackson's US fixed and fixed indexed annuity liabilities under a long-term arrangement.

Athene's investment will take the form of a cash subscription for the issuance of new common equity in Brooke (Holdco 1) Inc, the holding company containing Prudential's US businesses. These include Jackson National Life Insurance Company ("Jackson"), a top-two annuity provider with best-in-class products, distribution and operations headquartered in Lansing, Michigan, and PPM America Inc, an asset manager headquartered in Chicago, Illinois.

The combined effects of the investment and reinsurance transactions are expected to increase Jackson's risk-based capital cover ratio by approximately 80 percentage points2.

Prudential continues to prepare for a minority IPO of Jackson alongside the active evaluation of other options to create an independent US business. A further update will be provided at Prudential's half-year results in August.   After the transaction, Prudential's US business will have an anchor investor of Athene's standing bringing a long-term commitment to Jackson and its development, while Prudential will retain full strategic flexibility in relation to the business.

Mike Wells, Group Chief Executive of Prudential, said: "We are delighted to be forging a new relationship with the team at Athene, given their deep expertise in the US annuity sector and long-term commitment to its development. This agreement is a key step forward in meeting our strategic objectives for Jackson."

Michael Falcon, Chairman and Chief Executive Officer of Jackson, said: "Today's transactions with Athene, a leading franchise in the retirement services market, further strengthen our capital position and enhance our ability to grow. We value Athene's investment in Jackson, which is aligned to our common goal of serving the growing population of American savers transitioning into and through retirement."

Jim Belardi, CEO of Athene, said: "We are very pleased to announce this mutually beneficial transaction in coordination with Jackson and its parent, Prudential plc. As top annuity providers focused on serving the US retirement marketplace, we are excited to bring these two leading franchises together through a large-scale reinsurance transaction that includes a new investment in Jackson by Athene."

Marc Rowan, Co-Founder and Senior Managing Director of Apollo Global Management Inc, Athene's strategic partner and largest shareholder, said: "In support of our strategic partnership with Athene, we are delighted to help tailor a solution for, and work with, Jackson and Prudential plc on this significant transaction. Jackson has complementary distribution capabilities relative to Athene's business, and it is the largest and highest-quality variable annuity platform in the marketplace. Through our significant investment and support of Athene, we look forward to working with leading insurance franchises like Jackson and Prudential plc to enable them to achieve their strategic objectives."

Contacts

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 3977 9500	Patrick Bowes	+44 (0)20 3977 9702
Tom Willetts	+44 (0)20 3977 9760	William Elderkin	+44 (0)20 3977 9215

Person responsible

The person responsible for arranging the release of this announcement on behalf of Prudential plc is Tom Clarkson, Company Secretary.

Transaction details

Reinsurance of $27.6 billion1 of Jackson fixed and fixed indexed annuity portfolio
Under the terms of the agreement, Jackson National Life Insurance Company has fully reinsured $27.6 billion1 of liabilities to Athene Life Re Ltd, as at 31 March 2020, in return for $28.2 billion of assets (principally bonds)1. The portfolio reinsured represents substantially all of Jackson's fixed and fixed indexed annuity portfolio but excludes its legacy life and institutional business as well as the REALIC portfolio and group pay-out annuity business reinsured from John Hancock. The annuity business being reinsured contributed around $0.1 billion  towards US adjusted operating profit3 before tax of $3.1 billion in 2019.

Based on IFRS accounting principles and values as at 31 March 2020, the reinsurance agreement is estimated to give rise to a pre-tax IFRS profit of around $1.2 billion2 alongside the improvement in Jackson's capital position achieved. After allowing for tax and the reduction in unrealised gains recorded directly in other comprehensive income, the estimated impact of the reinsurance transaction, on a discrete basis, on IFRS shareholders' equity is a reduction of $0.7 billion2. The reinsurance agreement will be effective as at 1 June 2020 and be recorded in the HY20 financial statements after allowing for closing balance sheet pricing adjustments.

$500 million new equity investment by Athene into Prudential's US business
The $500 million investment (payable in cash at completion) by Athene into Brooke (Holdco 1) Inc, in return for an 11.1 per cent economic interest for which the voting interest is 9.9 per cent, is expected to additionally reduce IFRS shareholders' funds2 by approximately $0.7 billion, based on asset and liability values as at 31 March 2020. The investment is expected to complete in July 2020 and the financial effects will correspondingly be updated using asset and liability values at the completion date.

The aggregate impact of the equity investment and reinsurance, assuming both occurred at 31 March 2020, is a reduction to IFRS shareholders' funds of $1.4 billion2.

Pro-forma impact on Jackson RBC cover ratio and Group shareholder LCSM cover ratio2
The estimated pro-forma impact on the Jackson RBC cover ratio, assuming that these actions had both been completed as at 31 March 2020, is an estimated increase of 80 percentage points. On the same basis, the Group shareholder LCSM cover ratio4 is estimated to increase by 27 percentage points.
Summary of relevant contractual terms
The reinsurance agreement is effective as at 1 June 2020. The common equity investment is subject to US Hart-Scott-Rodino antitrust filings, and is expected to complete in July 2020. There are no break fee arrangements and Athene is bound by formal drag along and tag along rights in respect of any future strategic sales to third parties. Prudential plc is not restricted in the conduct of the other strategic options in respect of its US business. Athene has no right to appoint Board members in respect of its shareholding and its shareholding voting rights will be limited to 9.9% following completion of the investment.

Advisors
Goldman Sachs International, Moelis & Company LLC and N.M. Rothschild & Sons Limited are serving as financial advisers to Prudential in connection with this transaction.

1    Valued under IFRS as at 31 March 2020.
2    The pro-forma estimates assume that the reinsurance of the Jackson fixed and fixed indexed annuity portfolio and the capital investment by Athene had both been completed as at 31 March 2020. Actual impacts could differ materially depending on the value of assets (including those to be transferred), liabilities and shareholders' equity at the date the transactions are recorded in the financial statements and, in respect of the reinsurance contract, on any closing balance sheet pricing adjustments.
3    In this announcement 'adjusted operating profit' refers to adjusted IFRS operating profit based on longer-term investment returns from continuing operations as defined in note B1 of the Group's 2019 Annual Report & Accounts.
4    Based on coverage of available capital over Group minimum capital requirement. Shareholder business excludes the available capital and minimum capital requirement of participating business in Hong Kong, Singapore and Malaysia.

Notes to Editors

About Prudential's US business
Jackson is a leading provider of retirement products for industry professionals and their clients. The company and its affiliates offer variable, fixed and fixed indexed annuities designed for tax-efficient growth and distribution of retirement income for retail customers, as well as products for institutional investors. Jackson is a proud founding member and co-chair of the Alliance for Lifetime Income, a nonprofit 501(c)(6) organisation formed and supported by 24 of the US's financial services organisations to create awareness and educate Americans about the importance of protected lifetime income. With $297.6 billion in IFRS assets*, the company prides itself on sound corporate risk management practices and strategic technology initiatives. Focused on thought leadership and education, Jackson provides industry insights and financial representative training on retirement planning and alternative investment strategies. The company is also dedicated to corporate philanthropy and supports non-profit organisations focused on strengthening families and creating economic opportunities in the communities where its employees live and work. For more information, please visit www.jackson.com.

Founded in 1990, PPM America is a global institutional asset manager with $130 billion in assets as of 31 March 2020. It offers investment solutions in public fixed income, public equity, private equity, and private debt. Its investment approach is guided by team-based values and its firm size allows the company to remain nimble and investment-led. For more information, please visit www.ppmamerica.com.

*Prudential plc's US business has IFRS total assets of $299.2 billion (of which $297.6 billion relate to Jackson) and $269.5 billion of IFRS policyholder liabilities (as of 31 December 2019).

The US business generated IFRS loss before tax of $(725) million in 2019 ($(380) million net of tax) and a profit before tax of $2,322 million in 2018 (net of tax $1,982 million).

About Prudential plc
Prudential plc is an Asia-led portfolio of businesses focused on structural growth markets. The business helps individuals to de-risk their lives and deal with their biggest financial concerns through life and health insurance, and retirement and asset management solutions. Prudential plc has 20 million customers and is listed on stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with the Prudential Assurance Company, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

About Athene Holding Ltd
Athene, through its subsidiaries, is a leading retirement services company that issues, reinsures and acquires retirement savings products designed for the increasing number of individuals and institutions seeking to fund retirement needs. The products offered by Athene include:

●        Retail fixed, fixed indexed and index-linked annuity products;
●        Reinsurance arrangements with third-party annuity providers; and
●        Institutional products, such as funding agreements and the assumption of pension risk transfer obligations.

Athene had total assets of $142.2 billion as of 31 March 2020. Athene's principal subsidiaries include Athene Annuity & Life Assurance Company, a Delaware-domiciled insurance company, Athene Annuity and Life Company, an Iowa-domiciled insurance company, Athene Annuity & Life Assurance Company of New York, a New York-domiciled insurance company, and Athene Life Re Ltd., a Bermuda-domiciled reinsurer.

Forward-Looking Statements
This document may contain 'forward-looking statements' with respect to certain of Prudential's plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's beliefs and expectations and including, without limitation, statements containing the words 'may', 'will', 'should', 'continue', 'aims', 'estimates', 'projects', 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty.

A number of important factors could cause Prudential's actual future financial condition or performance or other indicated results of the entity referred to in any forward-looking statement to differ materially from those indicated in such forward-looking statement. Such factors include, but are not limited to, the impact of the current Covid-19 pandemic; future market conditions, including fluctuations in interest rates and exchange rates, the potential for a sustained low-interest rate environment, and the impact of economic uncertainty, asset valuation impacts from the transition to a lower carbon economy, inflation and deflation and the performance of financial markets generally; global political uncertainties; the policies and actions of regulatory authorities, including, in particular, the policies and actions of the Hong Kong Insurance Authority, as Prudential's new Group-wide supervisor, as well as new government initiatives generally; the impact of continuing application of Global Systemically Important Insurer or 'G-SII' policy measures on Prudential; the impact on Prudential of systemic risk policy measures adopted by the International Association of Insurance Supervisors; the impact of competition and fast-paced technological change; the effect on Prudential's business and results from, in particular, mortality and morbidity trends, lapse rates and policy renewal rates; the physical impacts of climate change and global health crises on Prudential's business and operations; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of internal transformation projects and other strategic actions failing to meet their objectives; the ability to complete a potential minority initial public offering of Jackson, or one of its related companies, or other strategic options in relation to Jackson, or one of its related companies; the risk that Prudential's operational resilience (or that of its suppliers and partners) may prove to be inadequate, including in relation to operational disruption due to external events; disruption to the availability, confidentiality or integrity of Prudential's information technology, digital systems and data (or those of its suppliers and partners); any ongoing impact on Prudential of the demerger of M&G plc; the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; the impact of legal and regulatory actions, investigations and disputes; and the impact of not adequately responding to environmental, social and governance issues. These and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential's actual future financial condition or performance or other indicated results of the entity referred to in any forward-looking statements to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk Factors' in Prudential's Annual Report for the year ended 31 December 2019. Prudential's 2019 Annual Report is available on its website at www.prudentialplc.com.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 18 June 2020

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Mark FitzPatrick

Mark FitzPatrick
Group Chief Financial Officer and Chief Operating Officer